UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )


                        GENERAL NUTRITION COMPANIES, INC.
                                (Name of Issuer)


                                  Common Stock
                         (Title or Class of Securities)


                                  37047F 10 3
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement [ ]

CUSIP No.   37047F 10 3

        (1)     Name of Reporting Person
                S.S. or I.R.S. Identification Nos. of Above Person

                  Thomas H. Lee

        (2)     Check the Appropriate Box if a Member of a Group (See
                Instructions)

                (a)

                (b)  X

        (3)     SEC Use Only



        (4)     Citizenship or Place of Organization   U.S.

        Number of                 (5)  Sole Voting Power           -0-
         ficially                 (6)  Shared Voting Power         -0-
        Owned by
        Each Reporting            (7)  Sole Dispositive Power      -0-

         Person
        With                      (8)  Shared Dispositive Power    -0-


        (9)     Aggregate Amount Beneficially Owned by Each Reporting Person -0-

        (10)    Check if the Aggregate Amount in Row (9) Excludes
                Certain Shares (See Instructions)

        (11)    Percent of Class Represented by Amount in Row (9)
                 0.0.%

        (12)    Type of Reporting Person (See Instructions)    IN

Item 1(a)       Name of Issuer:

                        General Nutrition Companies, Inc.

Item 1(b)       Address of Issuer's Principal Executive Offices:

                         921 Penn Avenue, Pittsburgh, Pennsylvania 15222

Item 2(a)       Name of Person Filing:

                         Thomas H. Lee

Item 2(b)       Address of Principal Business Office or, if none, Residence:

                         c/o Thomas H. Lee Company, 75 State Street,
                         Boston, MA  02109

Item 2(c)       Citizenship:

                         U.S.

Item 2(d)       Title of Class of Securities:

                         Common Stock

Item 2(e)       CUSIP Number:

                         37047F 10 3

Item 3 If Statement filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

                         Not Applicable

        (a)     [  ]     Broker or Dealer

        (b)     [  ]     Bank

        (c)     [  ]     Insurance Company

        (d)     [  ]     Investment Company

        (e)     [  ]     Investment Adviser

        (f)     [  ]     Employee Benefit Plan, Pension Fund or Endowment Fund

        (g)     [  ]     Parent Holding Company

        (h)     [  ]     Group


Item 4          Ownership:

        (a)  Amount Beneficially Owned:   -0-

        (b)  Percent of Class:   -0-

        (c)  Number of shares as to which such person has:

                (i)      sole power to vote or to direct the vote:
                           -0-

                (ii)     shared power to vote or to direct the vote: -0-

                (iii)    sole power to dispose or to direct the disposition of:
                          -0-

                (iv) shared power to dispose or to direct the disposition of: -0-

Item 5          Ownership of Five Percent or Less of a Class:

                Mr. Lee has ceased to be the beneficial owners of any shares of such class.

Item 6          Ownership of More than Five Percent on Behalf of Another Person:

                N/A

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
                Company:

                N/A

Item 8          Identification and Classification of Members of the Group:


                N/A

Item 9          Notice of Dissolution of Group:


                N/A

Item 10         Certification:

                N/A

                                    Signature


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              /s/Thomas H. Lee

                              Thomas H. Lee



Dated:  February     , 1997